Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

4.25% Fixed Rate Notes due 2022

Issuer:	Ford Motor Credit Company LLC

Size:	$1,000,000,000

Maturity:	September 20, 2022

Trade Date:	September 20, 2012

Coupon:	4.25%

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield and Price:	1.761%; 98.24+

Yield to Maturity:	4.361%

Spread to Benchmark Treasury:	260 basis points

Settlement Date:	September 25, 2012 (T+3)

Price to Public:	99.110% of principal amount

Proceeds (Before Expenses) to Issuer:	$986,600,000 (98.660%)

Interest Payment Dates:	Semi-annually on each March 20 and September 20, beginning March 20, 2013

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers:	Banco Bradesco BBI S.A. BB Securities Limited Commerz Markets LLC

CUSIP/ISIN:	345397WF6 / US345397WF64

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp., toll-free at 1-800-854-5674; Citigroup Global Markets Inc., toll-free at 1-877-858-5407; Deutsche Bank Securities Inc., toll-free at -800-503-4611; or Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.